

February 20, 2013

<u>Via E-mail</u>
Mr. James Lusk
Chief Financial Officer and Director
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

      RE: **JA Energy**
                  Item 4.01 Form 8-K
                  Filed February 19, 2013
                  File No. 0-54236

Dear Mr. Lusk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You currently disclose that the former accountant's reports on your financial statements from January 6, 2012 through January 2, 2013 did not contain an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. Please note that Item 304(a)(1)(ii) of Regulation S-K requires this disclosure related to your former accountant's reports on the financial statements for either of the past two years, which would be August 31, 2012 and 2011. In addition, you disclose that the former accountant's report on your financial statements for the year ended August 31, 2012 indicated that there was substantial doubt as to your ability to continue as a going concern. It appears that the former accountant's report on your financial statements for the year ended August 31, 2011 also indicated that there was substantial doubt as to your ability to continue as a going concern. As such, please amend your Form 8-K to revise your disclosures accordingly.

2. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure regarding disagreements only covers the period from January 6, 2012 through January 2, 2013. Please revise your disclosure in an amended Form 8-K to cover the years ended August 31, 2012 and 2011 and the subsequent interim period through January 2, 2013. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant